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                         April 16, 2021

       Adam Levy
       President and Chief Executive Officer
       NEXGEL, INC.
       2150 Cabot Blvd West
       Suite B
       Langhorne, PA 19047

                                                        Re: NEXGEL, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed April 9, 2021
                                                            File No. 333-255172

       Dear Mr. Levy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey M. Quick